

OFFERING MEMORANDUM

facilitated by



Jk Williams Distilling, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Jk Williams Distilling, LLC
State of Organization	IL
Date of Formation	07/16/2012
Entity Type	Limited Liability Company
Street Address	526 High Point Ln, East Peoria IL, 61611
Website Address	https://www.jkwilliamsdistilling.com/

(B) Directors and Officers of the Company

Key Person	Stacy Shunk
Position with the Company	
Title	Vice President & General Counsel
First Year	2019
Other business experience (last three years)	Ms. Shunk, a licensed attorney with over 30 years of experience in commercial litigation, real estate, and insurance, with a career that includes almost 6 years with John Hancock Financial Services. A career highlight includes being a team leader in the settlement of a $500 million lawsuit against John Hancock, where she was instrumental in negotiating settlement agreements with plaintiffs. Shunk was also the Director of the Legal Fee Arbitration Board and Director of the Committee on Professional Ethics Committee at the Massachusetts Bar Association ("MBA") . During her time at the MBA, she also served as Assistant General Counsel. Ms. Shunk has served as Vice President & General Counsel and Board Member/Secretary of J.K. Williams Distilling, LLC since April 2019. A native of Madison, Wisconsin, Shunk lived and worked in Boston, Massachusetts for over 30 years. Shunk holds BA's in American History and Afro American Studies from the University of Wisconsin - Madison, and a JD from Suffolk University Law School in Boston, Massachusetts.

Key Person	Nicholas Nelson
Position with the Company	
Title	Director
First Year	2020
Other business experience (last three years)	Nick holds a B.A. in Business Administration from Transylvania University and a BS in Accounting from the University of Kentucky. He spent three years with Deloitte &

Touche as a CPA and subsequently joined Brown-Forman Corporation where he spent 20+ years in diverse roles in the beverage alcohol industry. Brown-Forman is an international leader in the wine and spirits industry with such brands as Jack Daniels Family of Brands, Woodford Reserve, Old Forester, Finlandia Vodka, and many others.

Nick has extensive experience with Brown-Forman that include positions in finance, direct wine & spirits sales, distributor management, regional and national brand marketing and management, sales operations, route to consumer strategy, exploration, and value chain economics.

During his tenure, Nick was a part of award-winning sales teams in the Northeast and Mid-Atlantic regions. Given this success he was promoted to a Regional Brand Manager role leading and implementing key sales and marketing initiatives for several developmental brands including Woodford Reserve, Appleton Rum and Tuaca Liqueur.

He eventually was promoted to National Brand Manager for Woodford Reserve, where he had P&L responsibility and led the development of several high impact sales and marketing initiatives. Several of these programs contributed to the brand's foundation which helped ignite the brand's tremendous success over the last ten years. Woodford Reserve now sells over 1 million cases sold per annum.

In his next role as Senior Brand Manager for Finlandia Americas he worked directly with the Global Marketing team to adapt the International marketing strategy for North America. Given his extensive sales and marketing experience he was invited to be a part of Brown-Forman's inaugural U.S. Route to Consumer and Distributor Operations team. This group was responsible for leading and developing National sales strategies and distributor performance initiatives.

Nick opted for early retirement from Brown-Forman in March 2020. He then founded Unbridled Spirits Consulting LLC to share his vast industry experience to assist new craft brands and distilleries in the expansion of their respective footprints across the sales and marketing continuum. Other brands of note that he is involved with currently are Four Gate Whiskey Company and Saltwater Woody Rum (recent winner of Rum of the Year in the 2020 Bartender Spirits Awards).

Nick has served as a Director of JK Williams Distilling, LLC since August 2020.

Key Person	Jeffrey Murphy

Position with the Company	
Title	Head Distiller & Operations Director
First Year	2020

Other business experience (last three years)	**Mr. Murphy, originally from the small copper mining town of Bagdad, Arizona, considers himself a family man and lover of spirits. He is married and has two children.**
	His global adventures have taken him to Guam, where he served in the U.S. Navy as a Hospital Corpsman for four years, and to Singapore, among many other locales.
	Mr. Murphy worked as a Police Officer in Prince Georges County, Maryland for five years in Patrol and the Horse Mounted Division. During this period, he took up the hobby of homebrewing that would unknowingly lead him down a different career path.

Upon his wife's Navy transfer to Singapore, he turned a passion for homebrewing into a position as Brewer with Pump Room Bistro. During this time, the brewery staff was absorbed into Asia Pacific Breweries' craft beer division of Archipelago.

Upon his return to the U.S. in 2010, he landed in San Antonio, Texas, where his passion for brewing pivoted to the art and science of distilling. As he then said to himself: "You are making beer before you make whiskey after all!". He enjoyed a short stint at Rebecca Creek Distillery making small-batch whiskey and vodka before he felt the need to explore another of his favorite spirits, rum.

In 2011, an opportunity opened up at a start-up distillery in Massachusetts called Privateer. Here, Mr. Murphy was instrumental in launching the distilling of Privateer's brands of rum, including white rum and aged rum. Privateer Rum is still going strong and can be found in many stores around the country, including Illinois.

In 2012, he was hired as Head Distiller at Louisiana Spirits, LLC, a start-up distillery in Lacassine, Louisiana. The company had recently started construction of its distillery and he played an integral role from the beginning and he and the team helped build its flagship brand, Bayou Rum, into the largest and most successful U.S. distiller of rum. While at Bayou, Jeff and the production team racked up more than 100 awards in spirits competitions around the world for their various rum brands.

In 2015, Stoli Group USA acquired an interest in Louisiana Spirits. This led to a distribution agreement which saw the Bayou Rum brand dramatically increase its footprint both across the country and globally. In July 2018, Bayou Rum was fully acquired by Stoli Group USA. During this time, Jeff was promoted to Operations Director and tasked with overseeing and completing a multi-million-dollar expansion of Bayou's distilling facilities, which was successfully completed.

Mr. Murphy has served as Head Distiller & Operations Director since June 2020.

Key Person	Andrew Faris
Position with the Company Title First Year	 President 2019
Other business experience (last three years)	Mr. Faris has a long history of entrepreneurship, and most notably served as President - Americas for the Hardware.com subsidiary of the Simian Group, a $250 million distributor of networking products, from 2002-2015, where as one of five shareholders, he was instrumental in establishing the most profitable segment of the company. This segment was spun off into a separate business, ProLabs Limited, in 2014. ProLabs has since received a significant private equity investment from Inflexion, a UK-based private equity firm, and merged with AddOn Networks of Tustin, CA to form Halo Technologies, the world's largest independent supplier of fiber optic and connectivity products. Faris has since divested his stake in the company. From April 2016 – October 2018, Faris served as Chief Operating Officer of Network Republic, Inc., a networking equipment wholesaler, in Dallas, Texas. Since April 2019, upon acquiring J.K. Williams Distilling, LLC, Faris has served as President and Managing Member of the company. A native of Minneapolis, Faris also served on the Board of Directors of Rahr & Sons Brewing, Ft. Worth, Texas, for 12 years. Faris holds a BA-Journalism (Advertising) from the University of Wisconsin - Madison.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Andrew Faris	100%

(D) The Company's Business and Business Plan

The Team

Andy, President and Managing Member

Mr. Faris has a long history of entrepreneurship, and most notably served as President – Americas for the Hardware.com subsidiary of the Simian Group, a $250 million distributor of networking products, from 2001-2015, whereas one of five shareholders, he was instrumental in establishing the most profitable segment of the company. This segment was spun off into a separate business, ProLabs Limited, in 2014. ProLabs has since received a significant private equity investment from Inflexion, a UK-based private equity firm, and merged with AddOn Networks of Tustin, CA to form Halo Technologies, the world's largest independent supplier of fiber optic and connectivity products. Faris has since sold his stake.

A native of Minneapolis, Faris also served on the Board of Directors of craft brewery Rahr & Sons Brewing, Ft. Worth, Texas, for 12 years. Faris holds a BA-Journalism (Advertising) from the University of Wisconsin – Madison.

Stacy, Vice President and Counsel

Ms. Shunk, a licensed attorney with over 30 years of experience in commercial litigation, real estate, and insurance, with a career that includes almost 6 years with John Hancock Financial Services. A career highlight includes being a team leader in the settlement of a $500 million lawsuit against John Hancock, where she was instrumental in negotiating settlement agreements with plaintiffs. Shunk was also the Director of the Legal Fee Arbitration Board and Director of the Committee on Professional Ethics Committee at the Massachusetts Bar Association ("MBA"). During her time at the MBA, she also served as Assistant General Counsel.

A native of Madison, Wisconsin, Shunk lived and worked in Boston, Massachusetts for over 30 years. Shunk holds BA's in American History and Afro American Studies from the University of Wisconsin – Madison, and a JD from Suffolk University Law School in Boston, Massachusetts

Jeff, Head Distiller and Operations Director

After his global adventures in the military, Jeff landed in San Antonio, Texas, where his passion for brewing pivoted to the art and science of distilling. He enjoyed his time at Rebecca Creek Distillery making small-batch whiskey and vodka before he felt the need to explore another of his favorite spirits, rum.

In 2011, an opportunity opened at a start-up distillery in Massachusetts called Privateer. Here, Mr. Murphy was instrumental in launching the distilling of Privateer's brands of rum, including white rum and aged rum. Privateer Rum is still going strong and can be found in many stores around the country, including Illinois.

In 2012, he took his talents as Head Distiller to Louisiana Spirits, LLC, a start-up distillery in Lacassine, Louisiana. The company had recently started construction of its distillery where he played an integral role from the beginning and he and the team helped build its flagship brand,

Bayou Rum, into the largest and most successful U.S. distiller of rum. While at Bayou, Jeff and the production team racked up more than 100 awards in spirits competitions around the world for their various rum brands.

In July 2018, Bayou Rum was fully acquired by Stoli Group USA. At this time, Jeff was promoted to Operations Director and tasked with overseeing and completing a multi-million-dollar expansion of Bayou's distilling facilities, which was successfully completed.

Jeff is extremely excited to be joining the JK Williams team and bring his highly respected background in distilling to Peoria. At JK Williams, he plans on continuing the Company's rich history in the production of small-batch bourbon and rye whiskey and promises to bring his flair for producing fine rum products as well.

Our Vision

Andy's vision is to create an upscale yet approachable experience in the Riverfront district that feels like it's been here forever. The distillery will ultimately add to the already energetic and cool vibe, re-establishing Peoria's rightful place in U.S. whiskey-making history and elevating the JK Williams brand to national relevance.

- Uncomproming quality craftsmanship handed down through four generations of JK Williams.
- Revived and handcrafted by award winning Master Distiller, Jeff Murphy.
- Critically acclaimed whiskeys from the Central Illinois region.

Our Story

JK Williams, a young whiskey-making pioneer at the age of sixteen, developed his craft working various distilleries for two decades in the "Whiskey Capital of the World" on the riverbanks of Peoria, IL.

The Midwestern Region was rich with high-quality grains and a plentiful water source from the Illinois River which are key ingredients for high-quality whiskey making.

Just like J.K. in his day, the current Williams generation are raising families in Central Illinois while creating our own craft whiskey The great-great-grandsons of bootleg whiskey-making master J.K. Williams were thrilled to have access to J.K.'s recipe and the chance to start a long-overdue revival of craft whiskey-making.

In 2013, Jesse and Jon Williams felt a certain opportunity to bring craft whiskey-and bourbon-making back to the Peoria area. They desired to bring back the spirit of adventure that fueled the era of bootlegging during Prohibition. They wanted to make their great-great-grandfather proud of their craftsmanship and innovative spirits for which J.K. Williams was known around these parts.

In April 2019, Andy Faris and his fiancé decided to acquire the business, including the naming rights, distilling equipment, and an existing inventory of spirits.

GOLD ZEPHYR IS AWARDED GOLD BY USA SPIRITS RATINGS!

Gold Zephyr Straight Bourbon Whiskey recently received a Gold Medal at the 2020 USA Spirits Ratings Competition.

- Spirits were awarded by an expert panel of judges who looked at a combined rating for

quality, value, and packaging.
- This is the first competition the JK Williams Distillery has entered since the re-launch of our fine whiskies.
- We hope this only one of many to come.

Location

The Company is planning to relocate its retail operation to 6400 square feet of space in Peoria's Riverfront District. The building is currently empty and has been fully gutted by the previous owner. The unique building harkens back to Peoria's past as an industrial river city and is ideally located on the edge of the Illinois River. Built in the early 1900's, the building was a power substation so it is incredibly well-constructed with a handsome brick exterior and steel beams, thick concrete floors, and exposed brick interior (3200 square feet per floor).

- Build out the tasting room and retail space on the first floor
- Build out the second floor as rentable event space
- The building boasts 1,839 square feet of exterior decks that overlook the water with exceptional views
- Downtown Peoria is the business, government, health care and entertainment center of the city of Peoria and the five-county MSA.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$150,000
Offering Deadline	April 28, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Website, rebranding, and marketing	$50,000	$75,000
Retail inventory for tasting room	$25,000	$25,000
Bottling of existing inventory and production restart	$50,000	$50,000
Contingency fund	$16,000	$16,000
PP&E	$0	$69,000
Mainvest Compensation	$9,000	$15,000
TOTAL	$150,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 2.0%[2]
Payment Deadline	2029-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.38%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$150,000	1.2%
$175,000	1.4%
$200,000	1.6%
$225,000	1.8%
$250,000	2.0%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Andrew Faris	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has a current offer pending of equity in the business, which began in September 2020, amounting to 33% of the Company (or $1 million). This offering has not closed as of this date. Unless management elects to extend the offering, it will close in March, 2021. The current total committed is $225,000 of the $1 million offering. J.K. Williams will use proceeds from this sale of equites to purchase buildings, equipment, finance construction, and more.

(R) Transactions Between the Company and "Insiders"

The Company has an agreement with Head Distiller Jeff Murphy for a grant of 5% equity in the business. The form of this grant is still being reviewed and has not been finalized.

Andy Faris, the President of the Company, has loaned the business $167,940 through October 31, 2020.

(S) The Company's Financial Condition

No operating history

J.K. Williams Distilling largely ceased operating before it was bought by the current owners. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,988,916	$3,643,621	$4,503,816	$5,474,546	$6,432,517
Cost of Goods Sold	$875,563	$1,780,572	$2,217,834	$2,693,843	$3,165,846
Gross Profit	$1,113,353	$1,863,049	$2,285,982	$2,780,703	$3,266,671
EXPENSES					
Operating Expenses	$864,086	$1,086,574	$1,108,585	$1,131,118	$1,154,190
Brand Expenses	$110,896	$265,096	$306,370	$357,410	$404,920
Operating Profit	$138,371	$511,379	$871,027	$1,292,175	$1,707,561

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$206,444.00	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$51,640.00	$0
Revenues/Sales	$0	$63,306.00
Cost of Goods Sold	$3,200.00	$14,076.00
Taxes Paid	$0	$0
Net Income	$-52,461.00	$-81,111.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V